SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                     ______________________

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 1)

                   VION PHARMACEUTICAL, INC.
                        (Name of Issuer)

             COMMON STOCK, PAR VALUE $.01 PER SHARE
                 (Title of Class of Securities)

                           927624106
                         (CUSIP Number)

                       BRUCE C. WATERFALL
         10 EAST 50TH STREET, NEW YORK, NEW YORK 10022

         (Name, address and telephone number of person authorized to receive notices and communications)

                          May 22, 1996
    (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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


      The Schedule 13D initially filed on June 5, 1996 by (a) Phoenix Partners ("Phoenix"), (b) MW Management L.L.C., (c) Morgens, Waterfall, Vintiadis & Company, Inc. ("Morgens Waterfall"), (d) Edwin H. Morgens and (e) Bruce Waterfall (together with the persons listed in paragraphs (a) through (d), the "Reporting Persons") relating to the Common Stock of Vion Pharmaceutical, Inc., a Delaware corporation ("Vion") whose principal executive offices are at 4 Science Park, New Haven, Connecticut 06511, is hereby amended by this Amendment No. 1 to the Schedule 13D as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The first sentence of Item 3 is hereby amended and restated in its entirety:

      The Convertible Preferred Stock of Vion (the "Preferred Stock") held by the Reporting Persons was purchased in a private placement.

ITEM 4.   PURPOSE OF THE TRANSACTION.

     The first sentence of Item 4 is hereby amended and restated in its entirety:

      The Preferred Stock was acquired by Morgens Waterfall and Phoenix in a private placement in the ordinary course of business, solely as an investment.


SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  June 24, 1996               Phoenix Partners
                                    By: MW Management, LLC
                                    General Partner


                                    By: /s/ Edwin H. Morgens
                                        Edwin H. Morgens
                                        Managing Member



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


                                    Morgens, Waterfall, Vintiadis & Company
                                    Inc.

                                    By: /s/ Edwin H. Morgens
                                        Edwin H. Morgens
                                        Chairman

                                    /s/ Edwin H. Morgens
                                    Edwin H. Morgens

                                    /s/ Bruce Waterfall
                                    Bruce Waterfall



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